SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, DC   20549


			       FORM 11-K


	     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
		     SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED]

	For the fiscal year ended December 31, 1997

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

	For the transition period from _____________ to ________________

		      Commission file number: 1-13462


Full title of the plan and the address of the plan, if different from that of the issuer named below:

		  STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		     401(K) PROFIT SHARING PLAN AND TRUST

Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

			 STORAGE TRUST REALTY
			 2407 RANGELINE STREET
			  COLUMBIA, MO  65202

	       STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		 401(K) PROFIT SHARING PLAN AND TRUST

			 FINANCIAL STATEMENTS

		      DECEMBER 31, 1997 AND 1996

				INDEX

																	  Page
Independent Auditors' Report                                                                                      1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits                      2
  Statements of Changes in Net Assets Available for Plan Benefits           3
  Notes to Financial Statements                                                                          4-8


			INDEPENDENT AUDITORS' REPORT

The Administrative Committee
Storage Trust Properties, L.P. Integrated 401(k)
  Profit Sharing Plan and Trust


We have audited the accompanying statements of net assets available for plan benefits of Storage Trust Properties, L.P. Integrated 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996 and for the period from July 1, 1995 (inception of the Plan) to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for plan benefits of Storage Trust Properties, L.P. Integrated 401(k) Profit Sharing Plan and Trust as of December 31, 1997 and 1996, and the changes in net assets available for the years ended December 31, 1997 and 1996 and for the period from July 1, 1995 (inception of the Plan) to December 31, 1995, in conformity with generally accepted auditing principles.


DON L. LANDERS AND CO.
Columbia, Missouri
July 14, 1998

		 STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		  401(K) PROFIT SHARING PLAN AND TRUST

	    STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

		       DECEMBER 31, 1997 AND 1996


													  1997            1996
Assets:
  Assets held by Trustee:
    Investments, at market value:
      Mutual funds                                                              $117,856        $ 36,855
      Money market funds                                                         32,135   32,964
      Common shares of Storage Trust Realty              51,837   33,426
    Cash                                                                                              -                 31
    Total assets held by Trustee                                         201,828         103,276

  Contributions receivable:
    Participants                                                                           3,672           5,935
    Employer                                                                                6,828          2,651
    Total contributions receivable                                      10,500     8,586

  Interest and dividends receivable                                  658             722
  Total assets                                                                   212,986         112,584

Liabilities                                                                                           -               -

Net Assets Available for Plan Benefits                          $212,986        $112,584

The accompanying notes are an integral part of these statements.

		STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		   401(K) PROFIT SHARING PLAN AND TRUST

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	       YEARS ENDED DECEMBER 31, 1997 AND 1996 AND
      PERIOD FROM JULY 1, 1995 (INCEPTION OF PLAN) TO DECEMBER 31, 1995

												  1997            1996            1995
Additions to Net Assets:
  Contributions:
    Participants                                                                $ 86,655        $ 66,425        $ 13,588
    Employers                                                                       29,561        22,999           5,437
    Total contributions                                                          116,216          89,424          19,025
  Investment income:
    Unrealized appreciation in fair value
      of investments                                                               3,566           6,690             805
    Realized gains on sales of investments         3,152             265              -
    Interest and dividends                                               12,636    3,839             174
    Total investment income                                       19,354          10,794             979
  Total additions                                                                      135,570   100,218          20,004

Deductions from Net Assets:
  Distributions to participants                              35,168        7,638                -
Net Increase                                                     100,402          92,580          20,004

Net Assets Available for Plan Benefits:
  Beginning of period                                                            112,584          20,004                -
  End of period                                                                 $212,986        $112,584        $ 20,004

The accompanying notes are an integral part of these statements.

		  STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		   401(K) PROFIT SHARING PLAN AND TRUST

		      NOTES TO FINANCIAL STATEMENTS

DESCRIPTION OF PLAN

The following description of the Storage Trust Properties, L.P. Integrated 401(k) Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan Agreement, effective as of July 1, 1995, and the First Amendment to the Plan Agreement, effective as of November 1, 1996, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Storage Trust Properties, L.P., with adopting employers Storage Realty Management Co. and Storage
Trust Realty (the "Employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Those who are eligible to participate in the Plan are full-time employees who have attained the age of 20 years, 6 months and have completed three months of employment (one year for those hired before the effective date of the First Amendment). Participants will be eligible to receive Matching Contributions (as defined below) after completing 1,000 hours of service.

Contributions

Eligible participants may elect to contribute a portion of their pretax earnings to the Plan ("Elective Contributions"), subject to limitations imposed by the Internal Revenue Service. The Employer matches 50% of the eligible Elective Contributions to the Plan, up to 2% of the participant's compensation ("Matching Contributions").

The Employer may voluntarily contribute additional amounts, subject to limitations imposed by the Internal Revenue Service ("Voluntary Contributions").

Participant's Accounts

Each participant's account is credited with (a) the participant's Elective Contributions, (b) the Employer's Matching Contributions, (c) the Employer's Voluntary Contributions, (d) allocations of Plan earnings and (e) forfeitures of terminated participants' non-vested accounts upon distribution of the vested portion of their accounts. Participants are entitled to the benefit that can be provided from the vested portion of the participant's account.

	       STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		401(K) PROFIT SHARING PLAN AND TRUST

		   NOTES TO FINANCIAL STATEMENTS

		 DESCRIPTION OF PLAN (continued)

	Vesting

Participants are immediately vested on their Elective Contributions and the actual earnings thereon. Vesting for (a) the Employer's Matching Contributions,(b) the Employer's Voluntary Contributions, (c) the allocation of forfeitures and (d) the earnings thereon are based upon the years of service of the participant. A "year of service" is defined as a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after two years of service and vests an additional20% for each year of service thereafter and is 100% vested after six years of service.


Forfeitures

Participants who terminate employment and receive distribution of the vested portion of their account forfeit any non-vested portion of their account. These forfeitures are allocated to all other participants and those employees who are eligible to participate (by having at least 1000 hours of service) in the Plan. For 1996, forfeitures totaled $1,241 and were allocated to the other participants and those employees who are eligible to participate in the Plan. For 1997, forfeitures totaled $4,038 and have not yet been allocated.

	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in their account in either a lump-sum amount or in periodic installments. For termination of service due to other reasons, a participant may receive an amount equal to the participant's vested ]interest in their account as a lump-sum distribution.

Administrative Expenses

Trustee fees and other expenses of the Plan are paid directly by the Employer.

		    STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		     401(K) PROFIT SHARING PLAN AND TRUST

			  NOTES TO FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

Mutual fund, money market fund and common stock investments are stated at fair market determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Distributions to Participants

Distributions are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.      TAX STATUS

The Plan has received a favorable determination letter, dated February 22, 1996, from the Internal Revenue Service that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provisions of Section 501(a).

	The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

	Therefore, no provisions for income taxes have been included in the Plan's financial statements.

		STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		  401(K) PROFIT SHARING PLAN AND TRUST

		     NOTES TO FINANCIAL STATEMENTS

PLAN TERMINATION

	Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its Matching Contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

EXCESS CONTRIBUTIONS

	Elective Contributions received from participants during 1996 include $4,491 in excess of amounts allowed by the Internal Revenue Code.  These Elective
Contributions will be returned to participants in 1997 to satisfy the requirements of the Internal Revenue Code.

		STORAGE TRUST PROPERTIES, L.P. INTEGRATED
		  401(K) PROFIT SHARING PLAN AND TRUST

		      NOTES TO FINANCIAL STATEMENTS


INVESTMENTS

	The Plan's investments are held in a bank-administrated trust fund. Investments at fair value, as determined by quoted market price, at December 31, 1997 and 1996 include the following:

															  1997            1996

	Mutual Funds:
	  Fidelity Advisor Growth Opportunity Fund
	    (2,099 and 735 units)                                       $ 89,100        $ 25,933
	  Fidelity Advisor Long-Term Bond Fund
	    (1,675 and 813 units)                                                              17,760      8,535
	  Fidelity Advisor Overseas Stock Fund
	    (688 and 155 units)                                                          10,996    2,387
	  Total                                                                                              117,856      36,855
	Money Market Funds:
	  Fidelity Daily Money Market Fund
	    (25,731 and 32,811 units)                                                     25,731          32,811
	  SEI Daily Income Treasury Fund
	    (6,404 and 153 units)                                                               6,404        153
	  Total                                                                                               32,135      32,964
	Common shares of Storage Trust Realty
	  (1,970 and 1,238 shares)                                                            51,837      33,426

	Total                                                                                           $201,828        $103,245


During 1997, 1996 and 1995, the Plan's investments (including investments bought, sold and held during the periods) appreciated (depreciated) in value as follows:

													  1997            1996            1995
	Fidelity Advisor Growth Opportunity Fund                $ 5,924 $  1,118        $    56
	Fidelity Advisor Long-Term Bond Fund                    208          (65)     13
	Fidelity Advisor Overseas Stock Fund                   (544)      50          8
	Common shares of Storage Trust Realty               (2,022)        5,587           728

	Total                                                           $ 3,566 $  6,690        $    805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STORAGE TRUST PROPERTIES, L.P. INTEGRATED
401(K) PROFIT SHARING PLAN AND TRUST


Date: July 14, 1998                                     /s/ Stephen M. Dulle
							    Stephen M. Dulle
							    Plan Administrator